EXHIBIT 99.1

XORTX Reports that Shareholders Approved the Share Consolidation at the Annual General Meeting

CALGARY, Alberta, March 24, 2026 (GLOBE NEWSWIRE) -- XORTX Therapeutics Inc. (“XORTX” or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat gout and progressive kidney disease, is pleased to announce that the shareholders of the Company, via ordinary resolution at the annual and special meeting of the shareholders held on March 24, 2026 (the “Meeting”), have authorized the board of directors of the Company (the “Board”) to complete a consolidation of the issued and outstanding common shares in the capital of the Company (“Common Shares”) on the basis of up to five (5) pre-consolidation Common Shares for every one (1) post-consolidation Common Share (the “Consolidation”). The Board is authorized to complete the Consolidation when the Board considers it to be in the best interests of the Company to implement such Consolidation, but in any event not later than one year from the Meeting. The Consolidation is pending approval of the TSX Venture Exchange (the “TSXV”). The Company will not undergo a name change in connection with the Consolidation.

The reason for the consolidation is to maintain compliance with (i) NASDAQ’s continual listing requirements (namely, that the Company’s shares trade above $1.00), and (ii) NASDAQ’s condition for the Company that its shares trade above $1.00 for 10 days by April 13, 2026.

Prior to the Consolidation, the Company has 6,962,218 Common Shares issued and outstanding. No fractional Common Shares will be issued in connection with the Consolidation. In the event a holder of Common Shares would be entitled to fractional Common Shares as the result of the Consolidation, the fractional Common Shares shall be either: (i) cancelled, if less than one-half (1/2) of a full Common Share, or (ii) rounded up to the nearest whole number, if greater than or equal to one-half (1/2) of a full Common Share. The number of issued and outstanding Common Shares immediately following the Consolidation is approximately 1,392,443, however the exact number will vary depending on the cancellation and rounding of fractional Common Shares.

If the Consolidation is approved by the TSXV, the Company’s Shares will commence trading on a post-Consolidation basis on a date to be determined in consultation with the TSXV, which shall be announced in a subsequent news release. Upon completion of the Consolidation, a letter of transmittal will be sent by mail to registered shareholders of the Company advising that the Consolidation has taken effect and instructing registered shareholders to take action to exchange their share certificates. The letter of transmittal will contain instructions on how registered shareholders can exchange their share certificates. Beneficial shareholders who hold their shares through a broker or other intermediary and do not have shares registered in their own names will not be required to take any action to exchange their share certificates.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with three clinically advanced products in development: 1) our lead program XRx-026 program for the treatment of gout; 2) XRx-008 program for ADPKD; and 3) XRx-101 for acute kidney and other acute organ injury associated with respiratory virus infections. In addition, the Company is developing XRx-225, a pre-clinical stage program for Type 2 diabetic nephropathy. XORTX is working to advance products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid. At XORTX, we are dedicated to developing medications that improve the quality of life and health of individuals with gout and other important diseases. Additional information on XORTX is available at www.xortx.com.

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com	nick@alpineequityadv.com
+1 403 455 7727	+1 617 901 0785

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. These forward-looking statements include, but are not limited to, the Company's beliefs, plans, goals, objectives, expectations, assumptions, estimates, intentions, future performance, other statements that are not historical facts and statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks, uncertainties, and other factors include, but are not limited to, regulatory approvals, such as the TSXV; the ability to complete the Consolidation; the success and timing of our preclinical studies and clinical trials; the performance of third-party manufacturers and contract research organizations; our plans to develop and commercialize our product candidates; our plans to advance research in other kidney disease applications; and, our ability to obtain and maintain intellectual property protection for our product candidates. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca